May 28, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3720
Attention: Larry Spirgel, Assistant Director

Re:	Consolidated Communications Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed March 16, 2009 File No. 000-51446
Dear Mr. Spirgel:
We are in receipt of your comment letter dated May 14, 2009 to Consolidated Communications Holdings, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.
Form 10-K for the Fiscal Year ended December 31, 2008
Item 9A. Controls and Procedures, page 98
1.	We note your statement that your Chief Executive Office[r] and Chief Financial Officer “determined that such controls and procedures were effective in timely making known to management material information relating to the Company required to be included in the Company’s periodic filings under the Exchange Act, and that there were no material weaknesses in those disclosure controls and procedures.” In future filings, please either use the full definition of disclosure controls and procedures set forth in Rule 13a-15(e) or simply state, if correct, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective.
The Company’s Response
We note your comment, and we confirm that in future filings that we will either use the full definition of disclosure controls and procedures set forth in Rule 13a-15(e) or simply state, if correct, that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

May 28, 2009

Item 8. Financial Statements and Supplementary Data, page 63
Note 8 – Goodwill and Other Intangible Assets, pages 79-80
2.	We note that goodwill accounted for 42% of total assets as of December 31, 2008. We note that revenues, operating income and segment income (absent the effect of North Pittsburgh) have declined in recent quarters due to line loss and the encroachment of cable competitors into your service territory. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that the portion of your goodwill balance related to “Telephone Operations” was not impaired. In light of the significance of your goodwill balance and your $6.1 million impairment charge to “Other Operations,” in future filings, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:
1)	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

May 28, 2009

3)	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The Company’s Response
Due to recent economic trends and the significance of our goodwill and other intangible assets, we agree additional information may provide further benefit to readers of our financial statements and MD&A. Accordingly, enhanced disclosure substantially similar to the following will be included as an addition to our critical accounting policy disclosures in our Form 10-Q for the period ending June 30, 2009. These proposed disclosures will be tailored as appropriate for additional information which may become available between now and the filing of the Form 10-Q, including any interim assessment, if necessary.
SFAS No. 142, Goodwill and Other Intangible Assets, requires us to perform an assessment, at least annually, of the carrying value of goodwill associated with each of our reporting units. The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Management judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include primarily revenue growth rates, profit margins, expense growth rates, future capital expenditures, working capital needs, discount rates and perpetual growth rates. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.
The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated potential impairment. The implied fair value of goodwill is determined by deducting the estimated fair value of all assets and liabilities of the reporting unit, determined based on a hypothetical purchase price allocation, from the fair value of the reporting unit determined in step one. If the implied fair value of goodwill exceeds the

May 28, 2009

carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value of goodwill to the implied fair value.
In 2008 and the preceding years, we considered our reporting units to be the Telephone Operations services in our Illinois ILEC territory, Telephone Operations services in our Texas ILEC territories, Telephone Operations services in our Pennsylvania ILEC territory, Pennsylvania CLEC Operations and each of the companies in our Other Operations Segment, which includes Prison Systems, Business Systems, Operator Services and Market Response (Telemarketing & Fulfillment).
Beginning in 2009, after undergoing an internal legal entity restructuring and completing the final stages of fully integrating our Texas, Illinois and Pennsylvania operations, we have re-evaluated our reporting units based on how the businesses are being managed. As a result, beginning in 2009, we will aggregate the Telephone Operations of our Illinois, Texas and Pennsylvania territories and our Pennsylvania CLEC operations into a single reporting unit, Telephone Operations. In deciding to aggregate our Telephone Operations as one reporting unit, we considered the following factors:
•	The Company provides and sells similar products and services in each of the territories under similar billing arrangements and with similar economic characteristics;

•	The delivery of the products and services is similar in each territory;

•	The customer type, economic environment and regulatory environment is similar in all territories;

•	Upon finalizing substantive integration efforts, the Illinois, Texas and Pennsylvania telephone operations can no longer be easily separated. These operations share research and development, network operations monitoring, call routing, remittance, customer service and billing systems. In addition, the Pennsylvania territories receive their video programming from a video head-end located in the Illinois territory and all of the networks provide redundancy. As such, a substantial portion of the assets could not be sold individually without incurring substantial cost to separate processes, systems and technologies; and

•	Management evaluates the operations of its territories on a consolidated basis rather than at the geographic level. In general, product managers and cost managers are responsible for managing costs and services across territories rather than treating the territories as separate business.

May 28, 2009

Accordingly, in 2009, our reporting units consist of Telephone Operations and each of the companies in the Other Operations Segment. Had the individual telephone operations territories been aggregated when goodwill was last tested on November 30, 2008, the results of the testing would not have changed.
Following our $6.1 million impairment of goodwill in our Market Response reporting unit in the fourth quarter of 2008, neither Operator Services nor Market Response has a remaining goodwill balance. The carrying value of the goodwill by reporting unit as of June 30, 2009 is:

Telephone operations	$519.5	million
Prison Systems	$0.2	million
Business Systems	$0.8	million
We perform our annual assessment of the carrying value of goodwill as of November 30 of each year, or more frequently if circumstances arise which would indicate a reduction in the fair value of a reporting unit has more likely than not been reduced below its carrying value. As of November 30, 2008, we determined the estimated fair value of each of our reporting units using a discounted cash flow model, which indicated the carrying value of goodwill was not impaired for each of our reporting units, except Market Response. Based on the results of our step two analysis, a charge of $6.1 million was recorded in the fourth quarter of 2008 to write-off the remaining goodwill of this reporting unit as the carrying value exceeded the implied fair value of goodwill as of the testing date.
The discount rate, sales growth and profitability assumptions are the material assumptions utilized in the discounted cash flow model used to estimate the fair value of each reporting unit. The discount rate is an after-tax weighted average cost of capital (“WACC”). The WACC is calculated based on observable market data. Some of this data (such as the risk free or treasury rate and the pretax cost of debt) are based on the market data at a point in time. Other data (such as beta and the equity risk premium) are based upon market data over time. Sales growth rates and profitability assumptions are aligned with our long-term strategic planning process and reflect the best estimate of future results based on all information available to us at the assessment date.
The WACC used to develop our discounted cash flow model was approximately 9.0% for November, 30, 2008, compared to 7.5% as of November 30, 2007. In general, the conditions in the capital markets caused our estimate of the market rate for the after-tax cost of our bank debt to increase by just over 200 basis points and our estimated cost of equity to increase by just over 100 basis points.

May 28, 2009

The discounted cash flow valuation model used in our impairment assessment involves numerous assumptions, as noted above. While economic conditions, applicable at the time of the valuation indicate the combination of assumptions utilized in the valuations are reasonable, as market conditions change so will the assumptions, with a resulting impact on the valuation and consequently the potential impairment charge. At November 30, 2008, increasing the WACC to 11% or decreasing the estimated fair value of each reporting unit by 5% would not have indicated a potential impairment, exclusive of Market Response. In addition, the sum of the individual reporting units estimated fair value when using an 11% WACC would imply a control premium of approximately 22% above our market capitalization as of November 30, 2008, which we believe is reasonable.
In general, we anticipate flat to modestly increasing revenue growth with slightly declining profit margins in the future. While we are continuing to lose local access lines, we are expecting to replace the local access revenue with increased DSL and IPTV revenue at a reduced margin. In light of the current economic and competitive environment in our markets, we reduced our estimate for 2009 revenue and cash flows with a return to modestly increasing annual revenue growth rates in 2010 and beyond. The projected future growth rates are slightly below our historical growth rates. Despite the reduced revenue estimate for 2009, we believe that a return to modest growth in 2010 and beyond is reasonable since the effects of the launch of competitive voice products by cable companies in certain of our territories in 2008 is expected to have moderated based on historical precedent in our other territories.
Definitive Proxy Statement incorporated by reference into Part III of the Form to-10-K
Compensation Discussion and Analysis, page 24
Long-Term, Equity-Based Incentives, page 28
3.	You disclose in the third full paragraph on page 27 that the cash bonus target for the CEO is 120% of his base salary and, for the other NEOs, the cash bonus target is 50% of their salary. Such amounts reflect the CEO’s responsibilities and put the NEOs at roughly the 50th percentile of the benchmark group. Similarly, for long-term equity based incentives, you disclose in the sixth paragraph on page 28 that the economic value of the target annualized long-term incentive compensation is at the 50th percentile of the your benchmark group for the CEO and NEOs. However, you do not disclose that annualized target as you do for your cash bonuses. Please do so in future filings so that investors may understand your target amounts.

May 28, 2009

The Company’s Response
We note your comment, and we confirm that in future filings that we will, to the extent applicable, disclose the annualized target for long-term equity based incentives.

As requested by the Commission staff’s letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Steven L. Childers, Chief Financial Officer, at (217) 235-4440 should you have any questions regarding our responses or any related matters.
Sincerely,
Consolidated Communications Holdings, Inc.

By:	/s/ Robert J. Currey

Title:	President and Chief Executive Officer

By:	/s/ Steven L. Childers

Title:	Chief Financial Officer